Voting Results of Special Meeting of Shareholders

A special meeting of shareholders (the “Special Meeting”) of Frontegra Funds, Inc. was held on August 27, 2009.  At the Special Meeting, shareholders voted on a proposal to approve a new subadvisory agreement between New Star Institutional Managers Ltd. (“New Star”) and Frontegra Asset Management, Inc. (“Frontegra”).  Further details regarding the proposal and the Special Meeting are contained in a definitive proxy statement filed with the SEC on July 27, 2009.

At the Special Meeting held on August 27, 2009, a new subadvisory agreement between New Star and Frontegra was approved by the shareholders of the Frontegra New Star International Equity Fund as follows:

Votes For	Votes Against	Abstained	Broker Non-Votes

12,813,307	0	0	0